Exhibit 17       Facsimile of Letter of Retirement


North American Financial Services [Letterhead]

January 15, 1997

New England Community Bancorp, Inc.
Attn:  David A. Lentini, President/CEO
176 Broad Street
Windsor, CT  06095

Dear Dave,

              It is with sincere regret that I must inform you of my decision to retire from my position as Secretary and Director on the boards of New England Bank & Trust Company and New England Community Bancorp, Inc. effective immediately.

              I wish I could be 20 years younger, so I could witness the continued success of the bank in my future. I am very please and proud of the present upper management team. They have accomplished a great deal in the past three years. I have no doubt that they will achieve whatever they endeavor.

              I have enjoyed my tenure with the bank, but most especially these past three years. Unfortunately, because of my illness, which is progressive, I feel that it is time for me to retire from my business and the bank.

              I would like to thank the Board of Directors for the many good years of camaraderie and for all the things that you have done for me.

              I wish you all good health, happiness, and much luck in all your future endeavors.

Very truly yours,

s/s  John A. Coccomo, Sr.
-------------------------
     John A. Coccomo, Sr.

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